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News Release

MegaWest Energy Farms-out Interest In Kentucky Property

Calgary, Alberta; December 20, 2010 – MegaWest Energy Corp., (the "Company", or "MegaWest"), **(OTCBB:MGWSF)** has farmed-out a portion of its interest in approximately 29,000 net mineral acres in Kentucky to a Houston-based independent exploration and production company ("Farmee"). The Company's Kentucky lease holdings include a 37.5 percent working interest in 29,147 net mineral acres (10,930 company net acres) with the Operator, Kentucky Reserves II LLC holding the remaining 62.5% working interest (MegaWest and KR II together are referred to as "Farmor"). The Farmee owns about 1,000 net acres contiguous with Farmor's leases, which will be included in the joint lands.

Commencing early in 2011, Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands. The Farmee will also pay for and construct any production facilities required to produce the wells and will provide the technology required to implement production schemes on the joint land. The joint leases will yield a net revenue interest of 82%. Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared Farmee 50%, Farmor 50% (Farmor's share of revenue will be split MegaWest 37.5%, KR II 62.5%). During the 4-year term of this Agreement, Farmee will pay all lease rentals attributable to the joint lands; Farmee will also drill each year a sufficient number of wells to hold a minimum of 15% of the joint lands. Any sale of all or a portion of the joint lands during the term of this Agreement will result in the sharing of proceeds from such sale by the Parties hereto in the same proportions as the revenue interests set forth above, after recovery by the acquiring Party of its original lease acquisition costs incurred for the leases being sold.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has a 90% working interest in over 15,000 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns an average 67.3% working interest in 79,237 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky and Montana. For further details on the Company and its prospects, please refer to the Company's website.

FOR FURTHER INFORMATION PLEASE CONTACT:

Randy Tronsgard, Manager - Investor Relations
Telephone: (403) 863-6480

George T. Stapleton II, CEO
Telephone: 403-984-6342

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

Email: investor.relations@megawestenergy.com
Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.